Free Writing Prospectus (FWP)

Filed Pursuant to Rule 433

Registration Statement No. 333-274949

Québec

US$ 2.0bn 4.25% Global Notes Series RF due 5th September 2034 - Final Pricing Term Sheet

August 28th, 2024

Issuer:	Québec

Existing Long-Term Issuer Ratings*:	Aa2/AA-/AA- (Moody’s/S&P/Fitch)

Format:	SEC Registered Global Offering

Ranking:	Direct, unconditional debt

Size:	US$ 2,000,000,000

Trade Date:	August 28th, 2024

Settlement Date:	September 5th, 2024 (T+5)**

Maturity Date:	September 5th, 2034

Interest Payment Dates:	March 5th, and September 5th, of each year, starting March 5th, 2025

Benchmark Treasury:	UST 3.875% due August 15th, 2034

UST Spot (price, yield):	100-13 / 3.825%

Spread to Benchmark Treasury:	+45 bps

Spread to Mid Swaps:	+88 bps

Re-Offer Yield:	4.275%

Coupon:	4.25% payable semi-annually

Re-Offer Price:	99.798%

Total Proceeds:	US$1,995,960,000

Fees:	0.175%

All-In Price:	99.623%

All-In Yield:	4.297%

Net Proceeds:	US$1,992,460,000

Day Count:	30/360

Minimum Denomination:	US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market. This market is not a regulated market for purposes of the Markets in Financial Instruments Directive (Directive 2014/65/EU, as amended) (MiFID II). This admission may be completed following settlement on a reasonable effort basis

Governing Law:	Québec and Canada

Prospectus and Prospectus Supplement:	Prospectus dated February 12th, 2024 and Preliminary Prospectus Supplement filed on August 28th, 2024 https://www.sec.gov/Archives/edgar/data/722803/000119312524208305/d885379d424b3.htm

Joint Lead Managers and Bookrunners:	BofA Securities, Inc. HSBC Bank plc National Bank of Canada Financial Inc. RBC Capital Markets, LLC Scotia Capital (USA) Inc.

Billing and Delivering:	National Bank of Canada Financial Inc.

CUSIP / ISIN:	748148SF1 / US748148SF18

UK MiFIR Target Market:	Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the notes will be made against payment therefor on or about September 5, 2024, which is five trading days following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Commission under the Exchange Act, trades in the secondary market generally are required to settle on the next trading day, unless the parties to that trade expressly agree otherwise. Accordingly, U.S. purchasers who wish to trade the notes prior to the date of delivery may be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any trade to prevent a failed settlement. Purchasers of the notes in other countries who wish to trade the notes on the date hereof or on the next two trading days should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at https://www.sec.gov/edgar/browse/?CIK=722803. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or HSBC Bank plc toll-free at 1-866-811-8049 or National Bank of Canada Financial Inc. toll-free at 1-416-869-8635 or RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.

Other: ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.